HSBC USA Inc. Notes Linked to the HSBC Vantage+ Index (USD) Excess Return

GENERAL

HSBC USA Inc. from time to time may offer and sell certain senior unsecured debt obligations (the "Notes") linked to the HSBC Vantage+ Index (USD) Excess Return (the "Index"). The applicable free writing prospectus or pricing supplement will specify the specific terms of the Notes.

This underlying supplement describes the constituents of the Index. The constituents of the Index include exchange traded funds or trusts that issue depositary receipts representing an interest in equity securities held by such trust (each, an "Index Fund"). An Index Fund may track the performance of an index (if applicable, its "Underlying Index") or basket of equity securities, or other instruments, primarily by holding securities or other instruments related to such Underlying Index or basket.

You should read the applicable free writing prospectus or pricing supplement, this underlying supplement, the accompanying prospectus supplement for Notes, Series 1 dated February 26, 2018 (the "Prospectus Supplement") and the accompanying base prospectus for debt securities, preferred stock, depositary shares, warrants, purchase contracts and units dated February 26, 2018 (the "Base Prospectus") carefully before you invest in a particular issuance of the Notes. If the terms described in the applicable free writing prospectus or pricing supplement are different or inconsistent with those described herein, the terms described in the applicable free writing prospectus or pricing supplement will govern the applicable Notes.

The HSBC Vantage+ Index (USD) Excess Return

The HSBC Vantage+ Index (USD) Excess Return selects a portfolio from a basket of 13 ETFs and if needed, in cash (each, an "Index Constituent") by dynamically allocating its weightings each month to deliver the selected portfolio volatility of 5%. The Index reflects the return of the selected portfolio in excess of the ICE LIBOR USD 3 Month interest rate, adjusted daily by a multiplier between 0% and 150% to achieve the Index volatility of 6%, and is subject to an index fee of 0.85% per annum, deducted daily. The Index owner is HSBC Bank plc. The Index has been calculated, administered and published by Solactive AG ("Solactive") (including any successor, the "Index Calculation Agent") since November 8, 2019. For a full description of the Index, please see the relevant free writing prospectus or pricing supplement. The description of the Index in this document is qualified in its entirety by the full description in its methodology, which is available at https://www.solactive.com/wp-content/uploads/2019/11/HSBC-Vantage-Plus-Index-Methodology_final.pdf. Information contained on that website is not included or incorporated by reference in this document. You should make your own investigation into the Index.

HSBC Vantage+ Index Strategic Allocation

Group	Asset	ETF Ticker	Asset Cap	Group Cap
Developed Equities	SPDR® S&P 500® ETF Trust	SPY	40%	60%
	iShares® Russell 2000 ETF	IWM	20%	
	Invesco S&P 500® Low Volatility ETF	SPLV	20%	
	Invesco QQQ Trust℠, Series 1	QQQ	20%	
	iShares® MSCI EAFE ETF	EFA	20%	
Developed Bonds	iShares® 20+ Year Treasury Bond ETF	TLT	40%	80%
	iShares® iBoxx $ Investment Grade Corporate Bond ETF	LQD	40%	
	iShares® iBoxx $ High Yield Corporate Bond ETF	HYG	15%	
Emerging Markets	iShares® MSCI Emerging Markets ETF	EEM	20%	30%
	iShares® J.P. Morgan USD Emerging Markets Bond ETF	EMB	10%	
Real Assets	iShares® US Real Estate ETF	IYR	20%	30%
	SPDR® Gold Shares	GLD	20%	
Inflation	iShares® TIPS Bond ETF	TIP	5%	5%
Cash	Cash - Reinvested ICE LIBOR USD 3 Month		0%*	Not Applicable

* If the Eligible Portfolios that meet the target volatility constraint of 5% cannot be identified, this cap can be increased by increments of 10% (subject to a maximum weight of 100%) until the eligible portfolios with a volatility of no greater than 7.50% are achieved for purposes of constructing the selected portfolio for the index.

An investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page S-1 of the Prospectus Supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the Base Prospectus, the Prospectus Supplement or any free writing prospectus or pricing supplement. Any representation to the contrary is a criminal offense.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks, including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the applicable free writing prospectus or pricing supplement, this underlying supplement, any related underlying supplement, the Prospectus Supplement and Base Prospectus. The information in the applicable free writing prospectus or pricing supplement and any related underlying supplement including this underlying supplement may only be accurate as of the dates of each of these documents.

The Notes described in the applicable free writing prospectus or pricing supplement and this underlying supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. The applicable free writing prospectus or pricing supplement, any related underlying supplement including this underlying supplement and the accompanying Prospectus Supplement and Base Prospectus do not constitute an offer to sell or a solicitation of an offer to buy the Notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement, "HSBC," "we," "us" and "our" refer to HSBC USA Inc., unless the context requires otherwise.

Neither HSBC or the Index Calculation Agent, nor any of our or its affiliates, accepts any responsibility for the calculation, maintenance or publication of the Index Funds described herein or any successor Index Funds or any Underlying Index.

Index Constituent Sponsors and Index Constituents

The Notes have not been passed on as to their legality or suitability by any sponsor of an Index Constituent (an "Index Constituent Sponsor"). The Notes are not issued by and are not financial or legal obligations of any Index Constituent Sponsor. No Index Constituent Sponsor makes any warranties or bears any liability with respect to the Notes. This underlying supplement relates only to the Notes offered by the relevant free writing prospectus or pricing supplement and accompanying Prospectus Supplement and Base Prospectus and does not relate to any Index Constituent or Index Constituent Sponsor.

Companies with securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such as the Index Constituent Sponsors, are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. We have not made any independent investigation as to the accuracy or completeness of any materials referred to above, including any filings made by an Index Constituent Sponsor with the SEC.

In connection with any issuance of Notes under the relevant free writing prospectus or pricing supplement and the accompanying Prospectus Supplement and Base Prospectus, we have not participated in the preparation of the above-described documents or made any due diligence inquiry with respect to any Index Constituent Sponsor or Index Constituent. We make no representation that such publicly available documents or any other publicly available information regarding any Index Constituent Sponsor or Index Constituent is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof or prior to the date of the relevant free writing prospectus or pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described herein) that would affect the trading level or price of any Index Constituent (and therefore the price of such Index Constituent at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning an Index Constituent could affect the value received at maturity with respect to the Notes and therefore the price of the Notes.

The selection of any Index Constituent is not a recommendation to buy or sell such Index Constituent. We do not make any representation to any purchaser of the Notes as to the performance of any Index Constituent. The returns of each Index Constituent may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The SPDR® S&P 500® ETF Trust

Description of the SPDR® S&P 500® ETF Trust

We have derived all information contained in this document regarding the SPDR® S&P 500® ETF Trust (the "SPY"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, State Street Global Advisors Trust Company, as trustee of the SPY ("SSGAT"), and PDR Services, LLC ("PDRS"), as sponsor of the SPY. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. The SPY is a unit investment trust that trades on the NYSE Arca, Inc. under the ticker symbol "SPY."

The SPY's objective is to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index (the "SPX"). The SPY seeks to achieve its investment objective by holding a portfolio of the common stocks that are included in the SPX, with the weight of each stock substantially corresponding to the weight of that stock in the SPX. At any time, the SPY Portfolio will consist of as many of the securities composing the SPX as is practicable. To maintain the correspondence between the composition and weightings of the securities held by the SPY and the component securities of the SPX, SSGAT or its parent company, State Street Bank and Trust Company ("SSBT"), adjusts the holdings of the SPY from time to time to conform to periodic changes in the identity and/or relative weightings of the component securities. SSGAT or SSBT aggregates certain of these adjustments and makes conforming changes to the holdings of the SPY at least monthly or more frequently in the case of significant changes to the SPX.

The return of the SPY may not match or achieve a high degree of correlation with the return of the SPX due to expenses and transaction costs incurred in adjusting the SPY's portfolio. In addition, it is possible that the SPY may not always fully replicate the performance of the SPX due to the unavailability of certain component securities in the secondary market or due to other extraordinary circumstances.

The SPY is a registered investment company. Information provided to or filed with the SEC by the SPY pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 033-46080 and 811-06125, respectively, through the SEC's website at www.sec.gov.

Description of the S&P 500® Index

We have derived all information relating to the SPX, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of and is subject to change by, S&P. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. S&P has no obligation to continue to publish, and may discontinue or suspend the publication of the SPX at any time.

General

The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The SPX is a price return index and does not reflect the payment of dividends on the stocks included in the SPX.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Eleven main industry groups comprise the SPX: Communication Services, Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Real Estate and Utilities. Changes in the SPX are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol "SPX" and on the S&P website. Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this document. As of the close of business on September 21, 2018, S&P and MSCI, Inc. updated the Global Industry Classification Sector ("GICS") structure. Among other things, the update broadened the Telecommunications Services sector and renamed it the Communication Services sector. The renamed sector includes the previously existing Telecommunication Services Industry group, as well as the Media Industry group, which was moved from the Consumer Discretionary sector and renamed the Media & Entertainment Industry group. The Media & Entertainment Industry group contains three industries: Media, Entertainment and Interactive Media & Services. The Media industry continues to consist of the Advertising, Broadcasting, Cable & Satellite and Publishing sub-industries. The Entertainment industry contains the Movies & Entertainment sub-industry (which includes online entertainment streaming companies in addition to companies previously classified in such industry prior to September 21, 2018) and the Interactive Home Entertainment sub-industry (which includes companies previously classified in the Home Entertainment Software sub-industry prior to September 21, 2018 (when the Home Entertainment Software sub-industry was a sub-industry in the Information Technology sector), as well as producers of interactive gaming products, including mobile gaming applications). The Interactive Media & Services industry and sub-industry includes companies engaged in content and information creation or distribution through proprietary platforms, where revenues are derived primarily through pay-per-click advertisements, and includes search engines, social media and networking platforms, online classifieds and online review companies. The GICS structure changes were effective for the SPX as of the open of business on September 24, 2018 to coincide with the September 2018 quarterly rebalancing.

Index Computation

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, S&P announced that it would transition the SPX to float adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. S&P's criteria for selecting stock for the SPX were not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the SPX (i.e., its Market Value). Currently, S&P calculates the SPX based on the total float-adjusted market capitalization of each component stock, where each stock's weight in the SPX is proportional to its float-adjusted Market Value.

Under the float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company's outstanding shares. The float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

All shareholdings representing more than 5% of a stock's outstanding shares, other than holdings by "block owners," are removed from the float for purposes of calculating the SPX. Generally, these "control shareholders" will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float. Treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares of a U.S. company traded in Canada as "exchangeable shares" are normally part of the float unless those shares form a control block. All multiple share class companies that have listed share class lines will be adjusted for shares and float such that each share class line will only represent that line's shares and float. The decision to include each publicly listed line is evaluated individually. All multiple share class companies that have an unlisted class line will also be adjusted.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares by the total shares outstanding. As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company's officers and directors hold 3% of the company's shares, and no other control group holds 5% of the company's shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company's officers and directors hold 3% of the company's shares and another control group holds 20% of the company's shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company's outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SPX. If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The SPX is also calculated using a base-weighted aggregate methodology: the level of the SPX reflects the total Market Value of all the component stocks relative to the SPX base period of 1941-43. The daily index value of the SPX is the quotient of the total float-adjusted market capitalization of the index's constituents and its divisor (the "Divisor.")

Index Maintenance

Ongoing maintenance of the SPX includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in the level of the SPX is maintained by adjusting the Divisor for all changes in the SPX constituents' share capital after the base date. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. Corporate actions (such as stock splits, stock dividends, non-zero price spin-offs and rights offerings) are applied after the close of trading on the day before the ex-date.

To prevent the level of the SPX from changing due to corporate actions, all corporate actions which affect the total Market Value of the SPX also require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the SPX remains constant. This helps maintain the level of the SPX as an accurate barometer of stock market performance and ensures that the movement of the SPX does not reflect the corporate actions of individual companies in the SPX. The divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. As noted in the preceding paragraph, some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the SPX and do not require Divisor adjustments.

Index maintenance adjustments will be made to account for certain corporate actions, such as addition/deletion of companies, change in shares outstanding, stock split, spin-off, change in IWF, special dividend, and rights offering. For certain index maintenance adjustments, the divisor will be adjusted and a new divisor will be calculated to account for the altered Market Value of the SPX.

Another large part of the SPX maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the SPX. To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total Market Value of the SPX require a Divisor adjustment. By adjusting the Divisor for the change in Market Value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

Changes in a company's shares outstanding and IWF due to its acquisition of another public company are made as soon as reasonably possible. At S&P's discretion, de minimis merger and acquisition share changes are accumulated and implemented with the quarterly share rebalancing.

All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December.

Changes in a company's total shares outstanding of 5% or more due to public offerings are made as soon as reasonably possible. Other changes of 5% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5% or more share change causes a company's IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

The iShares® Russell 2000 ETF

Description of the iShares® Russell 2000 ETF

We have derived all information contained in this document regarding the iShares® Russell 2000 ETF (the "IWM"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares, Inc. ("iShares"). Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information.

The IWM is an investment portfolio maintained and managed by iShares and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including the IWM. The shares of the IWM are listed and trade on the NYSE Arca, Inc. under the ticker symbol "IWM."

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940 (the "Investment Company Act") can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective and Strategy

The IWM seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the small capitalization sector of the U.S. equity market as measured by the Russell 2000® Index (the "RTY").

Representative Sampling

The IWM pursues a "representative sampling" strategy in attempting to track the performance of the RTY, meaning the IWM invests in a representative sample of securities that collectively has an investment profile similar to the RTY. Securities selected are expected to have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the RTY.

The IWM generally invests at least 90% of its assets in securities of the RTY and in depositary receipts representing securities of the RTY. The IWM may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by BFA or its affiliates, as well as in securities not included in the RTY, but which BFA believes will help the IWM track the RTY.

Correlation

The RTY is a theoretical financial calculation, while the IWM is an actual investment portfolio. The performance of the IWM and the RTY will vary somewhat due to fees and expenses, transaction costs, un-invested cash, timing variances, and actions taken by the fund to maintain certain regulatory or tax treatments among other causes. The divergence between IWM's performance and the RTY is called "tracking error." The divergence between IWM's performance and the RTY is called "tracking error." The IWM, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the RTY.

Industry Concentration Policy

The IWM will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the RTY is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Description of the Russell 2000® Index

We have derived all information relating to the RTY, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of and is subject to change by, S&P Dow Jones Indices LLC ("SPDJI"). Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. SPDJI has no obligation to continue to publish, and may discontinue or suspend the publication of the RTY at any time.

The RTY is an index calculated, published, and disseminated by FTSE Russell ("FTSE Russell"), and measures the composite price performance of stocks of 2,000 companies determined by FTSE Russell to be part of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The RTY consists of the smallest 2,000 companies, by market capitalization, included in the Russell 3000® Index. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. The inception date of the RTY is January 1, 1984. Members of the RTY are determined each year during annual reconstitution and enhanced quarterly with the addition of initial public offerings (IPOs). The RTY is a subset of the Russell U.S. indices.

Defining Eligible Securities

All companies that are determined to be part of the U.S. equity market under FTSE Russell's country-assignment methodology are included in the Russell U.S. indices. If a company is incorporated in, has a stated headquarters location in, and also trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), the company is assigned to the equity market of its country of incorporation. If any of the three do not match, FTSE Russell then defines three Home Country Indicators ("HCI"): country of incorporation, country of headquarters, and country of the most liquid exchange as defined by two-year average daily dollar trading volume from all exchanges within a country. Using the HCIs, FTSE Russell cross-compares the primary location of the company's assets with the three HCIs. If the primary location of the company's assets matches any of the HCIs, then the company is assigned to its primary asset location. If there is insufficient information to determine the country in which the company's assets are primarily located, FTSE Russell will use the primary location of the company's revenues for the same cross-comparison and will assign the company to the appropriate country in a similar fashion. FTSE Russell uses an average of two years of assets or revenue data for analysis to reduce potential turnover. If conclusive country details cannot be derived from assets or revenue, FTSE Russell assigns the company to the country where its headquarters are located unless the country is a Benefit Driven Incorporation ("BDI") country; in which case, the company will be assigned to the country of its most liquid stock exchange. Russell lists the following countries as BDIs: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned. If a company is designated as a Chinese "N Share," it will not be considered for inclusion within the Russell U.S. indices. An "N Share" company is controlled by mainland Chinese entities, companies or individuals. It must be incorporated outside of China and traded on the New York Stock Exchange, the Nasdaq exchange or the NYSE American with a majority of its revenues or assets derived from the People's Republic of China.

All securities eligible for inclusion in Russell U.S. indices must trade on an eligible U.S. exchange. The eligible U.S. exchanges are: BATS, IEX, NYSE, NYSE American, Nasdaq and ARCA. Bulletin board, pink-sheets, and over-the-counter ("OTC") traded securities are not eligible for inclusion, including securities for which prices are displayed on the FINRA ADF.

Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts and trust receipts are not eligible for inclusion in the Russell U.S. indices. Royalty trusts, U.S. limited liability companies, closed-end investment companies, blank check companies, special-purpose acquisition companies, and limited partnerships are also not eligible for inclusion in the Russell U.S. indices. Business development companies, exchange traded funds and mutual funds are also excluded.

If an eligible company trades multiple share classes, FTSE Russell will review each share class independently for U.S. index inclusion. Stocks must trade at or above $1.00 (on its primary exchange) on the rank day in May of each year to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing index member's closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the 30 days prior to the rank date is equal to or greater than $1.00. If an existing index member does not trade on the rank day in May, it must price at $1.00 or above on another eligible U.S. exchange to remain eligible. An initial public offering added during the quarterly IPO process is considered a new index addition and therefore must have a closing price on its primary exchange at or above $1.00 on the last day of the IPO eligibility period in order to qualify for index inclusion. Companies with a total market capitalization of less than $30 million are not eligible for inclusion in the Russell U.S. indices. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Russell U.S. indices.

Annual Reconstitution

Annual reconstitution is the process by which all Russell indices are completely rebuilt. Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment. Companies may get bigger or smaller over time, or periodically undergo changes in their style characteristics. Reconstitution ensures that the companies continue to be correctly represented in the appropriate Russell indices.

On the rank day in May each year (timetable is announced each spring), all eligible securities are ranked by their total market capitalization. Total market capitalization is determined by multiplying total outstanding shares by the last price traded on the primary exchange on the rank day in May. All share classes for a company, including unlisted shares, are aggregated and considered total shares outstanding.

Reconstitution occurs on the last Friday in June. However, at times this date is too proximal to exchange closures and abbreviated exchange trading schedules when market liquidity is exceptionally low. In order to ensure proper liquidity in the markets, when the last Friday in June falls on the 29th or 30th, reconstitution will occur on the preceding Friday.

Eligible IPOs are added to the Russell U.S. indices quarterly to ensure that new additions to the institutional investing opportunity set are reflected in the representative indices. FTSE Russell focuses on IPOs each quarter because it is important to reflect market additions between reconstitution periods. Companies filing an initial public offering registration statement (or the local equivalent when outside the United States) and listing with the same quarter on an eligible U.S. exchange are reviewed for eligibility regardless of previous trading activity (exceptional or unique events may induce extraordinary treatment which will be communicated appropriately); a one month window is used to ensure that companies submitting the requisite filings just outside of the quarter are not excluded from eligibility. Companies currently trading on foreign exchanges or OTC markets will be reviewed for eligibility if: (1) the company files an initial public offering statement for an eligible U.S. exchange; (2) the offering is announced to the market and confirmed by FTSE Russell's vendors as an IPO; and (3) the security is not currently a member of the Russell Global Index (eligibility and country assignment are reviewed at reconstitution).

Capitalization Adjustments

After membership is determined, a security's shares are adjusted to include only those shares available to the public, which is often referred to as "free float." The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in the Russell U.S. indices by their available (also called "float-adjusted") market capitalization, which is calculated by multiplying the primary closing price by the available shares. Adjustments to shares are reviewed at reconstitution, during quarterly update cycles and for corporate actions such as mergers.

Certain types of shares are considered restricted and removed from total market capitalization to arrive at free float or available market capitalization, such as shares directly owned by State, Regional, Municipal and Local governments (excluding shares held by independently managed pension schemes for governments), shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated, and shares with high shareholding concentration, etc.

Corporate Action-Driven Changes

FTSE Russell defines a corporate action as an action on shareholders with a prescribed ex-date (e.g., rights issue, special dividend, stock split). The share price and indexes in which the company is included will be subject to an adjustment on the ex-date. This is a mandatory event. FTSE Russell defines a corporate event as a reaction to company news (event) that might impact the index depending on the index rules. FTSE Russell applies corporate actions and events to its indexes on a daily basis. Depending upon the time an action is determined to be final, FTSE Russell will either (1) apply the action before the open on the ex-date, or (2) apply the action providing appropriate notice, referred to as "delayed action."

For merger and spin-off transactions that are effective between rank day in May and the Friday prior to annual reconstitution in June, the market capitalizations of the impacted securities are recalculated and membership is reevaluated as of the effective date of the corporate action. For corporate events that occur during the final week of reconstitution (during which reconstitution is finalized Friday after U.S. market close), market capitalizations and memberships will not be reevaluated. Non index members that have been considered ineligible as of rank day will not be reevaluated in the event of a subsequent corporate action that occurs between rank day and the reconstitution effective date.

If a company distributes shares of an additional share class to its existing shareholders through a mandatory corporate action, FTSE Russell evaluates the additional share class for separate index membership. The new share class will be deemed eligible if the market capitalization of the distributed shares meets minimum size requirement (above the minimum market capitalization breakpoint defined as the smallest member of the Russell 3000E Index from previous rebalance, adjusted for performance to date.) Index membership of additional share classes that are added due to corporate actions will mirror that of the pricing vehicle, as will style and stability probabilities. If the distributed shares of an additional share class do not meet eligibility requirements, they will not be added to the index (the distributed shares may be added to the index temporarily until they are settled and listed to enable index replication).

"No Replacement" Rule: Securities that leave a Russell U.S. index for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in a Russell U.S. index over the year will fluctuate according to corporate activity.

To maintain representativeness and maximize the available investment opportunity for index managers, the Russell U.S. indices are reviewed quarterly for updates to shares outstanding and to free floats used within the index calculation. The changes are implemented quarterly, on the third Friday of the month (after the close). The June reconstitution will continue to be implemented on the last Friday of June (unless the last Friday occurs on the 29th or 30th, when reconstitution will occur on the Friday prior).

The Invesco S&P 500® Low Volatility ETF

Description of the Invesco S&P 500® Low Volatility ETF

We have derived all information contained in this document regarding the Invesco S&P 500® Low Volatility ETF (the "SPLV"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Invesco Capital Management LLC ("Invesco"). The SPLV is maintained and managed by its investment adviser, Invesco. The SPLV is an exchange traded fund that trades on the NYSE Arca under the ticker symbol "SPLV." We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information derived from these public sources.

Invesco is a registered investment company that consists of numerous separate investment portfolios, including the SPLV. Information provided to or filed with the SEC by Invesco pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-138490 and 811-21977, respectively, through the SEC's website at www.sec.gov.

Investment Objective and Strategy

The SPLV seeks investment results that generally correspond (before fees and expenses) to the price and yield of the S&P 500® Low Volatility Index (the "SP5LVI"). The SPLV generally will invest at least 90% of its total assets in common stocks that comprise the SP5LVI. S&P Dow Jones Indices LLC ("S&P") compiles, maintains and calculates the SP5LVI. Strictly in accordance with its existing guidelines and mandated procedures, S&P selects 100 securities from the S&P 500® Index for inclusion in the SP5LVI that have the lowest realized volatility over the past 12 months as determined by S&P. Volatility is a statistical measurement of the magnitude of up and down asset price fluctuations (increases or decreases in a stock's price) over time. The SPLV generally invests in all of the securities comprising the SP5LVI in proportion to their weightings in the SP5LVI.

Industry Concentration Policy

The SPLV will concentrate its investments (i.e., invest 25% or more of the value of its total assets) in securities of issuers in any one industry or sector only to the extent that the SP5LVI reflects a concentration in that industry or sector. The SPLV will not otherwise concentrate its investments in securities of issuers in any one industry or sector.

Description of the S&P 500® Low Volatility Index

We have derived all information relating to the SP5LVI, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the SP5LVI at any time.

S&P Publishes the S&P 500® Low Volatility Index

The SP5LVI has been calculated since April 2011 and measures the performance of the 100 least volatile stocks in the S&P 500® Index. Volatility is defined as the standard deviation of the stock's daily price returns over the prior one year of trading days. Constituents are weighted relative to the inverse of their corresponding volatility, with the least volatile stocks receiving the highest weights. The SP5LVI is designed to serve as a benchmark for low volatility or low variance strategies in the U.S. stock market and S&P may from time to time, in its sole discretion, add companies to or delete companies from the SP5LVI to achieve these objectives.

Changes in the SP5LVI are reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service under the symbol "SP5LVI" and on the S&P website. Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this document.

Construction of the S&P 500® Low Volatility Index

The methodology employs a volatility driven weighting scheme, using the divisor methodology used in all of S&P's equity indices. There are two steps in the creation of the SP5LVI. The first is the selection of the companies; the second is the weighting of the index constituents.

To be eligible for inclusion into the SP5LVI, stocks must first become constituents in the S&P 500® Index. Relevant criteria employed by S&P for inclusion in the S&P 500® Index include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

Additionally, to be eligible for the SP5LVI, constituents must have traded on all trading days in the 12 months leading up to the rebalancing reference date; however, S&P's index committee discretion may be used in situations where a stock was subject to a temporary trading halt during that period..

The selection of constituents included in the SP5LVI is done as follows:

> 1. Using available price return data for the trailing one year of trading days leading up to each index rebalancing reference date, the volatilities of the constituents within each eligible universe are calculated.

2. Constituents are, then, ranked in ascending order based on the inverse of the realized volatility. The top 100 securities with the least volatility form the SP5LVI.

At each rebalancing, the weight for each index constituent is set inversely proportional to its volatility. Volatility is defined as the standard deviation of the security's daily price returns in local currency over the past year. The SP5LVI is calculated by means of the divisor methodology used in all S&P's equity indices. The index value is simply the index market value divided by the divisor. In order to maintain basket series continuity, S&P also adjusts the divisor at the rebalancing.

Maintenance of the S&P 500® Low Volatility Index

<u>Rebalancing</u>

The SP5LVI is rebalanced after the close on the third Friday of each February, May, August and November using market data as of the last trading day of every January, April, July and October. The constituents' shares are calculated using closing prices on the second Friday of the rebalancing month as the reference price. Index share amounts are calculated and assigned to each stock to arrive at the weights determined on the reference date. Since index shares are assigned based on prices prior to rebalancing, the actual weight of each stock at the rebalancing will differ from these weights due to market movements.

<u>Corporate Actions</u>

Certain corporate actions (such as spin-offs, stock splits, special dividends and rights offerings) may cause adjustments to the SP5LVI and the divisor.

<u>Other Adjustments</u>

In cases where there is no achievable market price for a stock being deleted, it may be removed at a zero or minimal price at the discretion of S&P's index committee, in recognition of the constraints faced by investors in trading bankrupt or suspended stocks.

The Invesco QQQ Trust^{SM}, Series 1

Description of the Invesco QQQ Trust^{SM}, Series 1

We have derived all information contained in this document regarding the Invesco QQQ Trust^{SM}, Series 1 (the "QQQ"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Invesco Capital Management LLC ("Invesco"). Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. The QQQ trades on the Nasdaq Global Select Market under the ticker symbol "QQQ."

The QQQ, an exchange traded fund, is a registered investment company which both (a) continuously issues and redeems "in-kind" its shares, known as Invesco QQQ Shares^{SM} or QQQ^{SM}, only in large lot sizes called Creation Units at their once-daily net asset value and (b) lists the shares individually for trading on the Nasdaq Stock Market at prices established throughout the trading day, like any other listed equity security trading in the secondary market on the Nasdaq Stock Market. The Invesco QQQ Shares^{SM} held by the QQQ consist of a portfolio of equity securities or, in the case of securities not yet delivered in connection with purchases made by the QQQ or portfolio deposits, confirmations of contracts to purchase such securities (collectively, the "portfolio"). The investment objective of the QQQ is to provide investment results that generally correspond to the price and yield performance of the Nasdaq-100® Index (the "NDX") by holding all the stocks comprising the NDX.

Information provided to or filed with the SEC by Invesco pursuant to the Securities Act and the Investment Company Act can be located can be located by reference to SEC file numbers 333-61001 and 811-08947, respectively, through the SEC's website at http://www.sec.gov. We have not independently verified the accuracy or completeness of the information or reports prepared by Invesco. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of the Notes, you should undertake an independent investigation of the QQQ as in your judgment is appropriate to make an informed decision with respect to an investment linked to the QQQ.

The QQQ, which holds the portfolio and cash, is not actively managed by traditional methods, which typically involve effecting changes in the portfolio on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weights of the securities in the QQQ and the stocks in the NDX, the trustee adjusts the securities from time to time to conform to periodic changes in the identity and/or relative weights of the securities. The composition and weighting of the securities portion of a portfolio deposit are also adjusted to conform to changes in the NDX.

QQQ's fund sponsor, Invesco, makes available on each business day a list of the names and the required number of shares for each of the securities in the current portfolio deposit as well as the Income Net of Expense Amount effective through and including the previous business day per outstanding Invesco QQQ Shares^{SM}. Invesco may choose within its discretion to make available, frequently throughout each business day, a number representing, on a per Invesco QQQ Share^{SM} basis, the sum of the income net of expense amount effective through and including the previous business day plus the current value of the securities portion of a portfolio deposit as in effect on such day (which value will occasionally include a cash-in-lieu amount to compensate for the omission of a particular index security from such portfolio deposit). The Nasdaq Stock Market calculates the NDX intra-day once per second on every business day in which the Nasdaq Stock Market is open for trading. If Invesco elects to make such information available, it would be calculated based upon the best information available to Invesco and may be calculated by other persons designated to do so by Invesco. If Invesco elects to make such information available, the inability of Invesco or its designee to provide such information for any period of time will not in itself result in a halt in the trading of Invesco QQQ Shares^{SM} on the Nasdaq Stock Market. If such information is made available, investors interested in creating Invesco QQQ Shares^{SM} or purchasing Invesco QQQ Shares^{SM} in the secondary market should not rely solely on such information in making investment decisions but should also consider other market information and relevant economic and other factors.

Description of the Nasdaq-100® Index

The NDX is a modified market capitalization-weighted index of 100 of the largest domestic and international non-financial companies listed on the Nasdaq Stock Market based on market capitalization. It does not contain securities of financial companies, including investment companies. The NDX, which includes companies across a variety of major industry groups, was launched on January 31, 1985, with a base index value of 125.00, as adjusted. Current information regarding the market value of the NDX is available from Nasdaq, Inc. as well as numerous market information services. The NDX is reported by Bloomberg L.P. under the ticker symbol "NDX."

Index Calculation

The value of the NDX equals the aggregate value of the NDX share weights, also known as the Index Shares, of each of the component securities multiplied by each such security's last sale price on the Nasdaq Stock Market, and divided by the divisor of the NDX. The divisor serves the purpose of scaling such aggregate value to a lower order of magnitude, which is more desirable for reporting purposes.

Underlying Stock Eligibility Criteria and Annual Ranking Review

<u>Initial Eligibility Criteria</u>

To be eligible for initial inclusion in the NDX, a security must meet the following criteria:

- the issuer of the security's primary U.S. listing must be exclusively listed on the Nasdaq Global Select Market or the Nasdaq Global Market(unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

- a security must be issued by a non-financial company;

- a security may not be issued by an issuer currently in bankruptcy proceedings;

- a security must have average daily trading volume of at least 200,000 shares in the previous three months (measured annually during the Ranking Review process);

- if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S. (measured during the Ranking Review process);

- the issuer of the security may not have entered into a definitive agreement or other arrangement where the transaction is determined to be highly probable and would likely result in the security no longer being Index eligible;

- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and

- the security must have "seasoned" on Nasdaq, NYSE, or CBOE. Generally, a company is considered to be seasoned if it has been listed on a market for at least three full months (excluding the first month of initial listing).

Continued Eligibility Criteria

In addition, to be eligible for continued inclusion in the NDX the following criteria apply:

- the issuer of the security's primary U.S. listing must be exclusively listed on the Nasdaq Global Select Market or the Nasdaq Global Market;

- the security must be of a non-financial company;

- the security may not be issued by an issuer currently in bankruptcy proceedings;

- the security must have average daily trading volume of at least 200,000 shares in the previous three month trading period (measured during the Ranking Review process);

- if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;

- the issuer must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Index at each month-end. In the event a company does not meet this criterion for two consecutive month-ends, it is removed from the Index effective after the close of trading on the third Friday of the following month; and

- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

These NDX eligibility criteria may be revised from time to time by Nasdaq, Inc. ("Nasdaq") without regard to the Notes.

Annual Ranking Review

The component securities are evaluated on an annual basis (the "Ranking Review"), except under extraordinary circumstances, which may result in an interim evaluation, as follows. Securities that meet the applicable eligibility criteria are ranked by market value. Eligible securities that are already in the NDX and that are ranked in the top 100 eligible securities (based on market capitalization) are retained in the NDX. A security that is ranked 101 to 125 is also retained, provided that such security was ranked in the top 100 eligible securities as of the previous Ranking Review or was added to the NDX subsequent to the previous Ranking Review. Securities not meeting such criteria are replaced. The replacement securities chosen are those eligible securities not currently in the NDX that have the largest market capitalization. Additionally, if at the time of the Index Evaluation an eligible Issuer not currently in the Index is ranked within the top 75 Index eligible securities by market capitalization and is not one of the replacement securities it will be automatically added to the Index and the smallest Issuer by market capitalization will be removed from the Index. The data used in the ranking includes end of October market data and is updated for total shares outstanding submitted in a publicly filed SEC document via EDGAR through the end of November.

Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year other than the Ranking Review, a component security is determined by Nasdaq to become ineligible for continued inclusion in the NDX, the security will be replaced with the largest market capitalization security meeting the eligibility criteria listed above and not currently included in the NDX.

Index Maintenance

Changes in the price and/or Index Shares driven by corporate events such as stock dividends, stock splits and certain spin-offs and rights issuances are adjusted on the ex-date. If the change in total shares outstanding arising from a corporate action is greater than or equal to 10%, that change will be made to the NDX as soon as practicable. Otherwise, if the change in total shares outstanding is less than 10%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. The Index Shares are derived from the security's total shares outstanding. The Index Shares are adjusted by the same percentage amount by which the total shares outstanding have changed in those securities. The divisor is adjusted to ensure that changes in component securities either by corporate actions or index participation occurring outside of trading hours do not affect the value of the NDX. All divisor changes occur after the close of component security markets contained in the NDX.

Index Rebalancing

On a quarterly basis coinciding with Nasdaq's quarterly scheduled Index Share adjustment procedures, the NDX will be rebalanced if it is determined that: (1) the current weight of the single largest market capitalization component security is greater than 24% or (2) the "collective weight" of those component securities, the individual current weights of which are in excess of 4.5%, when added together, exceed 48% of the NDX. In addition, Nasdaq may conduct a special rebalancing at any time if it is determined to be necessary to maintain the integrity of the NDX.

If either one or both of these weight distribution requirements are met upon quarterly review, or Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest component security exceeds 24%, then the weights of all large stocks (those greater than 1%) will be scaled down proportionately towards 1% by a sufficient amount for the adjusted weight of the single largest component security to be set to 20%. Second, relating to weight distribution requirement (2) above, for those component securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their "collective weight" exceeds 48%, then the weights of all large stocks will be scaled down proportionately towards 1% by a sufficient amount for the "collective weight," so adjusted, to be set to 40%.

The aggregate weight reduction among the large stocks resulting from either or both of the above rescalings will then be redistributed to the small stocks (those stocks less than or equal to 1%) in the following iterative manner. In the first iteration, the weight of the largest small stock will be scaled upwards by a factor which sets it equal to the average NDX weight of 1.0%. The weights of each of the smaller remaining small stocks will be scaled up by the same factor, reduced in relation to each stock's relative ranking among the small stocks, such that the smaller the component security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the NDX.

In the second iteration, the weight of the second largest small stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average NDX weight of 1%. The weights of each of the smaller remaining small stocks will be scaled up by this same factor, reduced in relation to each stock's relative ranking among the small stocks, such that, once again, the smaller the component stock in the ranking, the less the scale-up of its weight.

Additional iterations will be performed until the accumulated increase in weight among the small stocks exactly equals the aggregate weight reduction among the large stocks from rebalancing in accordance with the weight distribution requirements.

Then, to complete the rebalancing procedure, once the final percent weights of each of the component securities are set, the share weights will be determined anew based upon the last sale prices and aggregate capitalization of the NDX at the close of trading on the last day in February, May, August and November. Changes to the share weights will be made effective after the close of trading on the third Friday in March, June, September and December, and an adjustment to the divisor will be made to ensure continuity of the NDX.

Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current share weights. However, Nasdaq may from time to time determine rebalanced weights, if necessary, by instead applying the above procedure to the actual current market capitalization of the component securities. In those instances, Nasdaq would announce the different basis for rebalancing prior to its implementation.

The iShares® MSCI EAFE ETF

Description of the iShares® MSCI EAFE ETF

We have derived all information contained in this document regarding the iShares® MSCI EAFE ETF (the "EFA"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information.

The EFA is an investment portfolio maintained and managed by iShares and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including the EFA. The shares of the EFA are listed and trade on the NYSE Arca under the ticker symbol "EFA."

Information provided to or filed with the SEC by iShares pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov.

Investment Objective and Strategy

The EFA generally invests at least 90% of its assets in securities of the MSCI EAFE® Index (the "MXEA") and in depositary receipts representing securities of the MXEA. The EFA may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by BFA or its affiliates, as well as in securities not included in the MXEA, but which BFA believes will help the EFA track the MXEA.

Representative Sampling

The EFA pursues a "representative sampling" strategy in attempting to track the performance of the MXEA, and generally does not hold all of the equity securities held by the MXEA. The EFA invests in a representative sample of securities in the MXEA, which have a similar investment profile as the MXEA. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MXEA.

Correlation

The MXEA is a theoretical financial calculation, while the EFA is an actual investment portfolio. The performance of the EFA and the MXEA may vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the EFA's portfolio and the MXEA resulting from legal restrictions (such as diversification requirements that apply to the EFA but not to the MXEA) or representative sampling.

Industry Concentration Policy

The EFA will not concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries except that the EFA will concentrate its investments to approximately the same extent that the MXEA is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the MSCI EAFE® Index

Global Investable Market Index Methodology

Construction of the MSCI Global Investable Market Indices

The MSCI Global Investable Market Indices are constructed and maintained at an individual market level. MSCI undertakes an index construction process that, with respect to the MSCI Indices, involves: (i) defining the equity universe for each market; (ii) determining the market investable equity universe for each market; (iii) determining market capitalization size segments for each market and (iv) applying Index Continuity Rules for the Standard Index.

<u>Defining the Equity Universe</u>

(i) Identifying Eligible Equity Securities: All listed equity securities, including real estate investment trusts and certain income trusts listed in Canada, are eligible for inclusion in the equity universe. Limited partnerships, limited liability companies, and business trusts, which are listed in the United States and are not structured to be taxed as limited partnerships, are likewise eligible for inclusion in the equity universe. Conversely, mutual funds, exchange-traded funds ("ETFs"), equity derivatives and most investment trusts are not eligible for inclusion in the equity universe. Preferred shares that exhibit characteristics of equity securities are eligible. Stapled securities are considered eligible if each of the underlying components exhibit characteristics of equity securities.

(ii) Country Classification of Eligible Securities: The equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as Developed Markets ("DM"),Emerging Markets ("EM") or Frontier Markets ("FM"). Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A market investable equity universe for a market is derived by (i) identifying eligible listings for each security in the equity universe; and (ii) applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

    (i)   Identifying Eligible Listings: A security may have a listing that trades in the country where it is classified (a "local listing") and/or a listing that trades in a different country (a "foreign listing"). A security may be represented by either a local listing or a foreign listing (including a depositary receipt) in the global investable equity universe as determined by MSCI.

    (ii)   Applying Investability Screens: Some of the investability requirements are applied at the individual security level and some at the overall company level, represented by the aggregation of individual securities of the company. As such, the inclusion or exclusion of one security does not imply the automatic inclusion or exclusion of other securities of the same company. The investability screens used to determine the investable equity universe in each market are as follows:

        (a)   Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization. A company will meet this requirement if its cumulative free float-adjusted market capitalization is within the top 99% of the equity universe sorted in descending order by full market capitalization.

        (b)   Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

        (c)   DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity as measured by the annualized traded value ratio ("ATVR") and the frequency of trading. In addition to the ATVR and frequency of trading requirements, securities in the MSCI China equity universe will not be eligible for inclusion in the market investable equity universe if the securities are suspended on the price cutoff date of the index review or have been suspended for 50 consecutive days or more in the past 12 months.

        (d)   Only one listing per security may be included in the market investable equity universe. In instances when a security has two or more eligible listings that meet the above liquidity requirements, then the following priority rules are used to determine which listing will be used for potential inclusion of the security in the market investable equity universe: (i) local listing; (ii) foreign listing in the same geographical region; and (iii) foreign listing in a different geographical region.

        (e)   Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security's foreign inclusion factor ("FIF") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe. Exceptions to this general rule are made only in the limited cases where the exclusion of securities of a very large company would compromise the Standard Index's ability to fully and fairly represent the characteristics of the underlying market.

        (f)   The Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering ("IPO") to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least three months before the implementation of a semi-annual index review. This requirement is applicable to small new issues in all markets. Large IPOs and large primary / secondary offerings of non-index constituents are not subject to the Minimum Length of Trading Requirement and may be included in a market investable equity universe and the Standard Index outside of a Quarterly or semi-annual index review.

        (g)   The Minimum Foreign Room Requirement: This investability screen is applied at the individual security level. For a security that is subject to a foreign ownership limit ("FOL") to be eligible for inclusion in a market investable equity universe, the proportion of shares still available to foreign investors relative to the maximum allowed (referred to as "foreign room") must be at least 15%.

Defining Market Capitalization Size Segments for Each Market

Once a market investable equity universe is defined, it is segmented into the following size-based indices, with the following free float-adjusted market capitalization market coverage target ranges:

    (i)   Investable Market Index (Large + Mid + Small): 99%+1% or -0.5%

    (ii)   Standard Index (Large + Mid): 85% ± 5%

    (iii)   Large Cap Index: 70% ± 5%

    (iv)   Mid Cap Index: The Mid Cap Index market coverage in each market is derived as the difference between the market coverage of the Standard Index and the Large Cap Index in that market.

    (v)   Small Cap Index: The Small Cap Index market coverage in each market is derived as the difference between the free float-adjusted market capitalization coverage of the Investable Market Index and the Standard Index in that market.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization among the securities included in the market investable equity universe are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market. At subsequent index reviews, if after the application of the index maintenance methodology a Standard Index contains less than five securities in a Developed Market or three securities in an Emerging Market, then the remaining securities are selected for inclusion by multiplying market capitalization of such securities by a factor of 1.5.

Constructing and Calculating the Individual Global Investable Market Indices

After companies are allocated to their respective Size-Segments and securities are reviewed for complying with the final Size-Segment requirements, the final list of constituents for each Market Size-Segment Index is determined. The MSCI Investable Market Indices are composed of the MSCI Standard Indices and the MSCI Small Cap Indices. The MSCI Standard Indices are further subdivided into the MSCI Large Cap and the MSCI Mid Cap Indices. Two or more Market Indices can be combined to form Composite Indices. Market Indices can be grouped either on the basis of Market Classification definition, geographical regions, economic regions or other criteria.

Index Calculation

The MSCI Indices are calculated using the *Laspeyres*' concept of a weighted arithmetic average together with the concept of chain-linking. As a general principle, today's index level is obtained by applying the change in the market performance to the previous period index level.

Maintenance of the MSCI Global Investable Market Indices

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves semi-annual index reviews in May and November of the Size Segment and Global Value and Growth Indices and quarterly index reviews in February and August of the Size Segment Indices. Semi-annual index review include updating the indices on the basis of a fully refreshed equity universe; taking buffer rules into consideration for migration of securities across size and style segments; and updating FIFs and number of shares ("NOS"). Quarterly index reviews include adding significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index; allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the semi-annual index reviews; and reflecting the impact of significant market events on FIFs and updating NOS.

In addition, ongoing event-related changes to the indices are made as the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indices at the time of the event. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

The iShares® 20+ Year Treasury Bond ETF

Description of the iShares® 20+ Year Treasury Bond ETF

We have derived all information contained in this document regarding the iShares® 20+ Year Treasury Bond ETF (the "TLT"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust ("iShares®"). Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. The TLT trades on the Nasdaq Global Market ("Nasdaq") under the ticker symbol "TLT." The TLT seeks to track the investment results of the ICE U.S. Treasury 20+ Year Bond Index (the "IDCOT20T"), which measures the performance of public obligations of the U.S. Treasury that have a remaining maturity greater than twenty years. Prior to the selection of the IDCOT20T on April 1, 2016, the TLT tracked the Bloomberg Barclays U.S. 20+ Year Treasury Bond Index.

BlackRock® Fund Advisors ("BFA"), the investment adviser of TLT, uses a "passive" or indexing approach to try to achieve the investment objective of TLT. TLT does not try to "beat" the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued. Indexing may eliminate the chance that TLT will substantially outperform the IDCOT20T but also may reduce some of the risks of active management, such as poor security selection. Indexing seeks to achieve lower costs and better after-tax performance by keeping portfolio turnover low in comparison to actively managed investment companies.

Information provided to or filed with the SEC by iShares® pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Investment Objective and Strategy

The TLT generally invests at least 90% of its assets in the bonds of the IDCOT20T and at least 95% of its assets in U.S. government bonds. TLT may invest up to 10% of its assets in U.S. government bonds not included in the IDCOT20T, but which BFA believes will help TLT track the IDCOT20T. TLT also may invest up to 5% of its assets in repurchase agreements collateralized by U.S. government obligations and in cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates. TLT seeks to track the investment results of the IDCOT20T before fees and expenses of TLT.

TLT may lend securities representing up to one-third of the value of its total assets (including the value of any collateral received). The IDCOT20T is sponsored by ICE Data Indices, LLC or its affiliates (the "Index Provider"), which is independent of TLT and BFA. The Index Provider determines the composition and relative weightings of the securities in the IDCOT20T and publishes information regarding the market value of the IDCOT20T.

Representative Sampling

BFA uses a representative sampling indexing strategy to manage the TLT. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the IDCOT20T. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability, duration, maturity, credit ratings and yield) and liquidity measures similar to those of the IDCOT20T. The TLT may or may not hold all of the securities in the IDCOT20T.

Industry Concentration Policy

TLT will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the IDCOT20T is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the ICE U.S. Treasury 20+ Year Bond Index

The IDCOT20T includes publicly-issued U.S. Treasury securities that have a remaining maturity greater than twenty years and have $300 million or more of outstanding face value, excluding amounts held by the Federal Reserve. In addition, the securities in the IDCOT20T must be fixed-rate and denominated in U.S. dollars.

Excluded from the IDCOT20T are inflation-linked securities, Treasury bills, cash management bills, any government agency debt issued with or without a government guarantee and zero-coupon issues that have been stripped from coupon-paying bonds. The IDCOT20T is weighted by market capitalization, and the securities in the IDCOT20T are updated on the last business day of each month.

The iShares® iBoxx $ Investment Grade Corporate Bond ETF

Description of the iShares® iBoxx $ Investment Grade Corporate Bond ETF

We have derived all information contained in this document regarding the iShares® iBoxx $ Investment Grade Corporate Bond ETF (the "LQD"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. The LQD trades on the NYSE Arca, Inc. under the ticker symbol "LQD."

The LQD seeks to track the investment results of the Markit iBoxx® USD Liquid Investment Grade Index (the "IBOXIG"), an index composed of U.S. dollar-denominated, investment-grade corporate bonds. The LQD is primarily invested in the banking, consumer services and telecommunications sectors. The LQD generally invests at least 90% of its assets in securities that comprise the underlying index and at least 95% of its assets in investment-grade corporate bonds. However, the Fund may at times invest up to 20% of its assets in bonds not included in its relevant IBOXIG but which BFA believes will help the Fund track the IBOXIG and which are either: (i) included in the broader index upon which the IBOXIG is based (i.e., the Markit iBoxx USD Index); or (ii) new issues which BFA believes are entering or about to enter the IBOXIG or the Markit iBoxx USD Index. The Fund may invest up to 5% of its assets in repurchase agreements collateralized by U.S. government obligations and in cash and cash equivalents, including shares of BFA or its affiliates.

Information provided to or filed with the SEC by iShares® pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The LQD is passively managed and employs a representative sampling strategy. The LQD's investment adviser is BFA and the underlying index is sponsored by Markit Group Limited ("Markit"). More information regarding the LQD can be located on the LQD's website: https://www.ishares.com/us/products/239566/ishares-iboxx-investment-grade-corporate-bond-etf. Information on that website is not included or incorporated by reference into this document.

The LQD is issued by the iShares®, a registered investment company. The LQD seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of its underlying index, the U.S. dollar-denominated liquid investment grade corporate bond market, as defined by the IBOXIG. As described below, bonds issued by issuers organized in a variety of developed countries are eligible for inclusion in the IBOXIG.

Description of the Markit iBoxx® USD Liquid Investment Grade Index

The IBOXIG is published by Markit, the index owner. Markit has no obligation to continue to publish, and may discontinue publication of, the IBOXIG at any time.

The IBOXIG is designed to reflect the performance of the U.S. dollar-denominated investment grade corporate bond market. The IBOXIG is market-value weighted with an issuer cap of 3%. The IBOXIG may include large-, mid- or small-capitalization companies. Components of the IBOXIG primarily include consumer goods, consumer services, financials, healthcare, oil & gas, industrials, technology and telecommunications companies.

The IBOXIG consists of investment grade U.S. dollar-denominated bonds issued by corporate issuers from developed countries and rated by at least one of three rating services: Fitch Ratings, Inc. ("Fitch"), Moody's Investors Service ("Moody's") or Standard & Poor's® Global Ratings, a subsidiary of S&P Global ("S&P Ratings"). The IBOXIG composition is rebalanced once a month, after the close of business on the last business day of the rebalancing month (the "rebalancing date"). The new IBOXIG composition becomes effective on the first business day of the next month.

The bonds in the IBOXIG must meet all the criteria described below as of the close of business three business days prior to the rebalancing date, provided that the relevant bond data can be verified, at Markit's sole discretion, as of such date (the "bond selection cut-off date").

The IBOXIG is based on multi-sourced pricing which, depending on the structure of each market, takes into account a variety of data inputs such as transaction data, quotes from market makers and other observable data points. Prices for the bonds in the IBOXIG are sourced from a number of leading market makers. The received quotes are subject to a quality control process which is intended to exclude stale or off-market prices, and the quotes that pass the quality control are consolidated to the IBOXIG price. Additionally, the IBOXIG rules and their application are governed by two committees:

- **Technical Committee:** composed of representatives of market makers and banks. The main purpose of this group is to provide assistance in the identification of eligible constituents, especially in the instance where the eligibility or the classification of a bond is unclear or contentious. Additionally, the Technical Committee discusses any market developments which may warrant index rule changes, and provides recommendations on changes to the rules or additional indices. It also reviews the impact of financial sanctions on the eligibility or specific index constituents. The Technical Committee meets once a month.

- **Oversight Committee:** composed of representatives from a broad range of asset managers, consultants and industry bodies. The purpose of the Oversight Committee is to review the recommendations of the Technical Committee and also to provide consultation on any market developments which may warrant rule changes.

Selection Criteria for the iBoxx $ Liquid Investment Grade Index

The following selection criteria are applied to select the constituents for the IBOXIG:

- **Bond Type.** Only fixed-rate bonds whose cash flow can be determined in advance are eligible for the IBOXIG. The IBOXIG is comprised solely of bonds. Treasury Bills and other money market instruments are not eligible. The IBOXIG includes only U.S. dollar denominated bonds. In particular, bonds with the following characteristics are included: fixed coupon bonds, step-up bonds with coupon schedules known at issuance (or as functions of the issuer's rating), sinking funds and amortizing bonds, medium-term notes, Rule 144A offerings with a registration right, callable bonds and putable bonds. The following instrument types are specifically excluded from the IBOXIG: preferred shares, optionally and mandatorily convertible bonds, subordinated bank or insurance debt with mandatory contingent conversion features or with any conversion options before the first call date, bonds with other equity features attached (e.g., options or warrants), private placements, perpetual bonds, fixed-to-floater bonds, floating rate notes, pay-in-kind bonds (during the pay-in-kind period), zero coupon bonds, zero step-ups (GAINS) and bonds with differences between accrual and coupon payment periods and monthly-paying bonds.

  Any bond subject to a firm call or tender offer, with the exception of exchange offers, in the month immediately following the rebalancing date will be excluded from the IBOXIG, provided that Markit is aware of that tender offer or call as of the bond selection cut-off date.

- **Credit Rating.** Bonds in the IBOXIG must have a Markit iBoxx Rating of investment grade, which is defined as BBB- or above by S&P Ratings or Fitch or Baa3 or above by Moody's. If a bond is rated by more than one of the foregoing ratings agencies, then the Markit iBoxx Rating is the average of the provided ratings. The rating is consolidated to the nearest rating grade in accordance with the Markit iBoxx Rules. Rating notches are not used. In case of an ID change or exchange of a Rule 144A/Regulation S offering into a registered bond, the ratings from the Rule 144A/Regulation S offering are also used for the registered bond.

- **Time to Maturity.** To qualify for entry in the IBOXIG, bonds must have at least three years to maturity, and all new insertions must have an expected remaining life of at least three years and 6 months.

- **Amount Outstanding.** The outstanding face value of all bonds denominated in U.S. dollars from the issuer must be greater than or equal to $2 billion as of the bond selection cut-off date. The outstanding face value of a bond must be greater than or equal to $750 million as of the bond selection cut-off date. Partial buybacks or increases will affect the outstanding face value of a prospective bond. Markit considers changes to the outstanding face value of a candidate bond as a result of partial or full buybacks or increases, provided that Markit is aware of such changes as of the bond selection cut-off date.

- **Bond Classification.** All bonds are classified based on the principal activities of the issuer and the main sources of the cash flows used to pay coupons and redemptions. Bonds must be denominated in U.S. dollars with clearance and settlement available through DTC. The securities need to be either publicly registered in the United States with the SEC or Rule 144A offerings with registration rights. Eurobonds are excluded.

  Bonds must be corporate credit, i.e., debt instruments backed by corporate issuers that are not secured by specific assets. Debt issued by governments, sovereigns, quasi-sovereigns and government-backed or guaranteed entities is excluded. Bonds eligible for the IBOXIG must be issued from countries classified as developed markets based on the "Markit Global Economic Development Classification," which is updated once per year.

  Each bond in the IBOXIG is assigned to one of the following sectors: Consumer Goods, Consumer Services, Financials, Industrials & Materials, Telecommunication & Technology and Utilities & Energy.

- **Lockout Period.** A bond that drops out of the IBOXIG at the rebalancing day is excluded from re-entering the index for a three-month period. The rule for the lockout period takes precedence over the other rules for the IBOXIG selection. A locked out bond will not be selected, even if it qualifies for the IBOXIG

- **Minimum Run.** Any bond that enters the IBOXIG must remain in the IBOXIG for a minimum of six months, provided it is not downgraded to sub-investment grade, defaulted or fully redeemed in that period.

Annual Index Review

The rules for the IBOXIG are reviewed once per year during the annual index review process to ensure that the IBOXIG provides a balanced representation of the U.S. dollar denominated liquid high yield corporate debt market. The results of the annual index review become effective at the end of October.

Index Calculation

The calculation of the IBOXIG is based on bid prices. New bonds are included in the indices at their respective ask prices when they enter the index.

Index Rebalancing

The IBOXIG is rebalanced every month, on the last business day of the month after the close of business, i.e., the rebalancing date. Two business days before the end of each month, the rating and amount information for the constituents is updated and the list is adjusted for all rating and amount changes which are known to have taken place three business days before the end of the month, which could also result in exclusion of the bond. New bonds issued are taken into account if they are publicly known to settle until the last calendar day of the month, inclusive, and if their rating and amount outstanding has become known at least three business days before the end of the month.

In a first step, the selection criteria set out above are applied to the universe of the broader Markit iBoxx USD Corporate Investment Grade Index. Bond ratings and amount outstanding are used as of the bond selection cut-off date. Maturity dates remain fixed for the life of the bond. Only bonds with a first settlement date on or before the rebalancing date are included in the selection process. Once the eligible bond universe has been defined, the weight for each bond is determined and if necessary capped, applying an issuer cap of 3%. The weights and capping factors are determined on the last business day of each month using the end-of-month market values.

Treatment of Special Intra-Month Events

If a bond is fully redeemed intra-month, the bond effectively ceases to exist. In all calculations, the redeemed bond is treated as cash based on the last iBoxx price, the call price or the repurchase price, as applicable. A redemption factor and redemption price is used to treat these events in the IBOXIG and in calculations relating thereto. In addition, the clean price of the bond is set to the redemption price, and the interest accrued until the redemption date is treated as an irregular coupon payment.

If a bond is identified as trading flat of accrued, the accrued interest on the bond is set to zero in the total return index calculation and the bond is excluded from the calculation of all bond and index analytical values.

Some bonds have predefined coupon changes that lead to a change in the annual coupon over the life of the bond. In all instances, the coupon change must be a fixed amount on top of a fixed coupon, i.e. floating coupon bonds are not eligible for the IBOXIG. The two main categories of bonds with coupon changes of this nature are step-up bonds and event-driven bonds. Step-up bonds have a pre-defined coupon schedule that cannot change during the life of the bond. That coupon schedule is used in all bond calculations. Event-driven bonds' coupons may change upon the occurrence (or non-occurrence) of specified events, such as ratings changes, failure to register a bond or failure to complete a merger. In the calculation of the IBOXIG and the analytics, the coupon schedule as of the calculation date is used. Any events occurring after the calculation date are ignored in the determination of the applicable coupon schedule.

The iShares® iBoxx $ High Yield Corporate Bond ETF

Description of the iShares® iBoxx $ High Yield Corporate Bond ETF

We have derived all information contained in this document regarding the iShares® iBoxx $ High Yield Corporate Bond ETF (the "HYG"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. The iShares® iBoxx $ High Yield Corporate Bond ETF trades on the NYSE Arca, Inc. under the ticker symbol "HYG."

The HYG seeks to track the investment results of the Markit iBoxx® USD Liquid High Yield Index (the "IBOXHY"). The underlying index is a rules-based index consisting of liquid U.S. dollar-denominated, high yield corporate bonds for sale in the United States, which is designed to provide a broad representation of the U.S. dollar-denominated high yield liquid corporate bond market.

Information provided to or filed with the SEC by iShares® pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The IBOXHY may include large-, mid- or small capitalization companies. The HYG generally invests at least 90% of its assets in securities that comprise the underlying index and in investments that provide substantially similar exposure to the securities in the underlying index. The HYG is passively managed and employs a Representative Sampling Strategy. The ETF's investment adviser is BFA, and the underlying index is sponsored by Markit Group Limited ("Markit"). More information regarding the HYG can be located on the ETF's website: https://www.ishares.com/us/products/239565/ishares-iboxx-high-yield-corporate-bond-etf. Information on that website is not included or incorporated by reference into this document. The HYG is issued by the iShares® Trust, a registered investment company. Bonds issued by issuers organized in a variety of developed countries are eligible for inclusion in the IBOXHY.

Description of the Markit iBoxx® USD Liquid High Yield Index

The IBOXHY is published by Markit, the index owner. Markit has no obligation to continue to publish, and may discontinue publication of, the IBOXHY at any time.

The IBOXHY is designed to reflect the performance of the U.S. dollar-denominated high yield corporate debt. The IBOXHY is market-value weighted with an issuer cap of 3%.

The IBOXHY consists of sub-investment grade U.S. dollar-denominated bonds issued by corporate issuers from developed countries and rated by at least one of three rating services: Fitch, Moody's or S&P Ratings. The IBOXHY composition is rebalanced once a month, after the close of business on the last business day of the rebalancing month (the "rebalancing date"). The new IBOXHY composition becomes effective on the first business day of the next month (the "composition month").

The bonds in the IBOXHY must meet all the criteria described below as of the close of business three business days prior to the rebalancing date, provided that the relevant bond data can be verified as of such date (the "bond selection cut-off date").

The IBOXHY is based on multi-sourced pricing which, depending on the structure of each market, takes into account a variety of data inputs such as transaction data, quotes from market makers and other observable data points. Prices for the bonds in the IBOXHY are sourced from a number of leading market makers. The received quotes are subject to a quality control process which is intended to exclude stale or off-market prices, and the quotes that pass the quality control are consolidated to the IBOXHY price. Additionally, the IBOXHY rules and their application are governed by two committees:

- **Technical Committee:** composed of representatives of market makers and banks. The main purpose of this group is to provide assistance in the identification of eligible constituents, especially in the instance where the eligibility or the classification of a bond is unclear or contentious. Additionally, the Technical Committee discusses any market developments which may warrant index rule changes, and provides recommendations on changes to the rules or additional indices. It also reviews the impact of financial sanctions on the eligibility of countries or specific index constituents.

- **Oversight Committee:** composed of representatives from a broad range of asset managers, consultants and industry bodies.. The purpose of the Oversight Committee is to review the recommendations of the Technical Committee and also to provide consultation on any market developments which may warrant rule changes.

Selection Criteria for the iBoxx $ Liquid High Yield Index

The following selection criteria are applied to select the constituents for the IBOXHY:

- **Bond Type.** Only fixed-rate bonds whose cash flow can be determined in advance are eligible for the IBOXHY. The IBOXHY is comprised solely of bonds. Treasury Bills and other money market instruments are not eligible. The IBOXHY includes only U.S. dollar denominated bonds. In particular, bonds with the following characteristics are included: fixed coupon bonds, step-up bonds with coupon schedules known at issuance (or as functions of the issuer's rating), sinking funds and amortizing bonds, medium-term notes, Rule 144A offerings, callable bonds and putable bonds. The following instrument types are specifically excluded from the IBOXHY: preferred shares, optionally and mandatorily convertible bonds, subordinated bank or insurance debt with mandatory contingent conversion features or with any conversion options before the first call date, bonds with other equity features attached (e.g., options or warrants), private placements, perpetual bonds (unless callable and meets the time to maturity requirements set forth below), floating rate notes, pay-in-kind bonds (during the pay-in-kind period), zero coupon bonds, zero step-ups (GAINS), bonds with differences between accrual and coupon payment periods and monthly-paying bonds, and Regulation S offerings.

Any bond subject to a firm call or tender offer, with the exception of exchange offers, in the month immediately following the rebalancing date will be excluded from the IBOXHY, provided that Markit is aware of that tender offer or call as of the bond selection cut-off date.

- **Credit Rating.** Bonds in the IBOXHY must have a Markit iBoxx Rating of sub-investment grade, which is defined as BB+ or lower by S&P Ratings or Fitch or Ba1 or lower by Moody's, but the bonds must not be in default. If a bond is rated by more than one of the foregoing ratings agencies, then the Markit iBoxx Rating is the average of the provided ratings. The rating is consolidated to the nearest rating grade in accordance with the Markit iBoxx Rules. Rating notches are not used. Issues rated D by Fitch or S&P Ratings, or that have been subject to a default press release by Moody's cannot enter the IBOXHY. Those issues in the IBOXHY that are subsequently downgraded to D by Fitch or S&P Ratings or subject to a default press release by Moody's (as of the bond selection cut-off date) will be taken out of the IBOXHY on the next rebalancing date. After a bond has migrated into high yield from investment grade status, it must retain that status for three months (the "stabilization period") before it can be included in the IBOXHY. In case of an ID change or exchange of a 144A version into a registered bond, the ratings from the 144A bond are also used for the registered bond.

- **Time to Maturity.** To qualify for entry in the IBOXHY, bonds must have an original maturity date of less than 15 years. All bonds must have at the rebalancing day an expected remaining life of at least one year, and all new insertions must have an expected remaining life of at least 1.5 years.

- **Amount Outstanding.** The outstanding face value of all non-convertible bonds denominated in U.S. dollars from the issuer must be greater than or equal to $1 billion as of the bond selection cut-off date. The outstanding face value of a bond must be greater than or equal to $400 million as of the bond selection cut-off date. Partial buybacks or increases will affect the outstanding face value of a prospective bond. Markit considers changes to the outstanding face value of a candidate bond as a result of partial or full buybacks or increases, provided that Markit is aware of such changes as of the bond selection cut-off date.

- **Bond Classification.** All bonds are classified based on the principal activities of the issuer and the main sources of the cash flows used to pay coupons and redemptions. Bonds must be denominated in U.S. dollars and must be corporate credit, i.e., debt instruments backed by corporate issuers that are not secured by specific assets. Debt issued by governments, sovereigns, quasi-sovereigns and government-backed or guaranteed entities is excluded. Bonds eligible for the IBOXHY must be issued from countries classified as developed markets based on the "Markit Global Economic Development Classification," which is updated once per year.

  Each bond in the IBOXHY is assigned to one of the following sectors: Basic Materials, Consumer Goods, Consumer Services, Financial, Industrial, Health Care, Oil & Gas, Technology, Telecommunications and Utilities.

- **Lockout Period.** A bond that drops out of the IBOXHY at the rebalancing day is excluded from re-entering the index for a three-month period. The rule for the lockout period takes precedence over the other rules for the IBOXHY selection. A locked out bond will not be selected, even if it qualifies for the IBOXHY

- **Minimum Run.** Any bond that enters the IBOXHY must remain in the IBOXHY for a minimum of six months, provided it is not upgraded to investment grade, defaulted or fully redeemed in that period.

Annual Index Review

The rules for the IBOXHY are reviewed once per year during the annual index review process to ensure that the IBOXHY provides a balanced representation of the U.S. dollar denominated liquid high yield corporate debt market. The results of the annual index review become effective at the end of October.

Index Rebalancing

The IBOXHY is rebalanced every month, on the last business day of the month after the close of business, i.e., the rebalancing date. Two business days before the end of each month, the rating and amount information for the constituents is updated and the list is adjusted for all rating and amount changes which are known to have taken place three business days before the end of the month, which could also result in exclusion of the bond. New bonds issued are taken into account if they are publicly known to settle until the last calendar day of the month, inclusive, and if their rating and amount outstanding has become known at least three business days before the end of the month.

In a first step, the selection criteria set out above are applied to the universe of U.S. dollar-denominated bonds. Bond ratings and amount outstanding are used as of the bond selection cut-off date. Maturity dates remain fixed for the life of the bond. Only bonds with a first settlement date on or before the rebalancing date are included in the selection process. Once the eligible bond universe has been defined, the weight for each bond is determined and if necessary capped, applying an issuer cap of 3%. The weights and capping factors are determined on the last business day of each month using the end-of-month market values.

Treatment of Special Intra-Month Events

If a bond is fully redeemed intra-month, the bond effectively ceases to exist. In all calculations, the redeemed bond is treated as cash based on the last iBoxx price, the call price or the repurchase price, as applicable. A redemption factor and redemption price are used to treat these events in the IBOXHY and in calculations relating thereto. In addition, the clean price of the bond is set to the redemption price, and the interest accrued until the redemption date is treated as an irregular coupon payment.

If a bond is identified as trading flat of accrued, the accrued interest on the bond is set to zero in the total return index calculation and the bond is excluded from the calculation of all bond and index analytical values.

Some bonds have predefined coupon changes that lead to a change in the annual coupon over the life of the bond. In all instances, the coupon change must be a fixed amount on top of a fixed coupon, i.e. floating coupon bonds are not eligible for the IBOXHY. The two main categories of bonds with coupon changes of this nature are step-up bonds and event-driven bonds. Step-up bonds have a pre-defined coupon schedule that cannot change during the life of the bond. That coupon schedule is used in all bond calculations. Event-driven bonds' coupons may change upon the occurrence (or non-occurrence) of specified events, such as ratings changes, failure to register a bond or failure to complete a merger. In the calculation of the IBOXHY and the analytics, the coupon schedule as of the calculation date is used. Any events occurring after the calculation date are ignored in the determination of the applicable coupon schedule.

The iShares® MSCI Emerging Markets ETF

Description of the iShares® MSCI Emerging Markets ETF

We have derived all information contained in this document regarding the iShares® MSCI Emerging Markets ETF (the "EEM"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information.

The EEM is an investment portfolio maintained and managed by iShares and advised by BFA. iShares is a registered investment company that consists of numerous separate investment portfolios, including the EEM. The shares of the EEM are listed and trade on the NYSE Arca under the ticker symbol "EEM."

Information provided to or filed with the SEC by iShares pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov.

Investment Objective and Strategy

The EEM seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index (the "MXEF"). The MXEF was developed by MSCI to represent the performance of equity securities in selected emerging markets countries.

The EEM uses a representative sampling strategy (as described below under "Representative Sampling") to try to track the MXEF. The EEM generally invests at least 90% of its assets in securities of the MXEF and in depositary receipts representing securities of the MXEF, and may invest the remainder of its assets in securities not included in the MXEF, but which BFA believes will help the EEM track the MXEF. The EEM also may invest its assets in futures contracts, options on futures contracts, options and swaps related to the MXEF, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

The EEM pursues a "representative sampling" strategy in attempting to track the performance of the MXEF, and generally does not hold all of the equity securities held by the MXEF. The EEM invests in a representative sample of securities in the MXEF, which have a similar investment profile as the MXEF. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MXEF.

Correlation

The MXEF is a theoretical financial calculation, while the EEM is an actual investment portfolio. The performance of the EEM and the MXEF may vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The EEM, using representative sampling, can be expected to have a greater tracking error than a fund using replication indexing strategy. Replication is a strategy in which a fund invests in substantially all of the securities in the MXEF in approximately the same proportions as in the MXEF.

Industry Concentration Policy

The EEM will not concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries, except that the EEM will concentrate its investments to approximately the same extent that the MXEF is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the MSCI Emerging Markets Index

The MXEF is a free float-adjusted market capitalization index that is designed to measure equity market performance of global emerging markets. The MXEF is calculated daily in U.S. dollars and published in real time during market trading hours. The MXEF aims to capture 85% of the free float-adjusted market capitalization of each country selected. It is based on the MSCI Global Investable Market Indices methodology, which emphasizes index liquidity, investability and replicability. The MXEF has a base value of 100.00 and a base date of December 31, 1987. The MXEF in USD is reported by Bloomberg under the ticker symbol "MXEF<Index>."

The MXEF is built using MSCI's Global Investable Market Index methodology, which is designed to take into account variations reflecting conditions across regions, market cap segments, sectors and styles. For information about the MSCI's Global Investable Market Index methodology, please see "The iShares® MSCI EAFE ETF— Global Investable Market Index Methodology" herein.

The iShares® J.P. Morgan USD Emerging Markets Bond ETF

Description of the iShares® J.P. Morgan USD Emerging Markets Bond ETF

We have derived all information contained in this document regarding the iShares® J.P. Morgan USD Emerging Markets Bond ETF (the "EMB"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. The EMB trades on the Nasdaq under the ticker symbol "EMB."

The EMB seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the J.P. Morgan EMBI® Global Core Index (the "JPEICORE").

Information provided to or filed with the SEC by iShares® pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Description of the J.P. Morgan EMBI® Global Core Index

The JPEICORE is a broad, diverse U.S. dollar-denominated emerging markets debt benchmark, which tracks the total return of actively traded external debt instruments in emerging market countries. The methodology is designed to distribute the weight of each country within the JPEICORE by limiting the weights of countries with higher debt outstanding and reallocating this excess to countries with lower debt outstanding.

The JPEICORE may change its composition and weighting monthly upon rebalancing. The JPEICORE includes both fixed-rate and floating-rate instruments issued by sovereign and quasi-sovereign entities from index eligible countries. Quasi-sovereign entities are defined as entities that are 100% guaranteed or 100% owned by the national government and resides in the index eligible country. Only those instruments which (i) are denominated in U.S. dollars, (ii) have a current face amount outstanding of $1 billion or more, (iii) have at least 2.5 years until maturity to be eligible for inclusion and have at least 2 years until maturity to remain in the index, (iv) are able to settle internationally through Euroclear or another institution domiciled outside the issuing country and (v) have bid and offer prices that are available on a daily and timely basis — sourced from a third party valuation vendor — are considered for inclusion in the JPEICORE.

The iShares® U.S. Real Estate ETF

Description of the iShares® U.S. Real Estate ETF

We have derived all information contained in this document regarding the iShares® U.S. Real Estate ETF (the "IYR"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information.

The IYR is an investment portfolio maintained and managed by iShares and advised by BFA. iShares is a registered investment company that consists of numerous separate investment portfolios, including the IYR. The shares of the IYR are listed and trade on the NYSE Arca, Inc. under the ticker symbol "IYR."

Information provided to or filed with the SEC by iShares pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective and Strategy

The IYR seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the real estate sector of the U.S. equity market as measured by the Dow Jones U.S. Real Estate Index (the "DJUSRE").

Representative Sampling

The IYR pursues a "representative sampling" strategy in attempting to track the performance of the DJUSRE, meaning the IYR invests in a representative sample of securities that collectively has an investment profile similar to the DJUSRE. Securities selected are expected to have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the DJUSRE.

The IYR generally invests at least 90% of its assets in securities of the DJUSRE and in depositary receipts representing securities of the DJUSRE. The IYR may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by BFA or its affiliates, as well as in securities not included in the DJUSRE, but which BFA believes will help the IYR track the DJUSRE.

Correlation

The DJUSRE is a theoretical financial calculation, while the IYR is an actual investment portfolio. The performance of the IYR and the DJUSRE will vary somewhat due to fees and expenses, transaction costs, un-invested cash, timing variances, and actions taken by the fund to maintain certain regulatory or tax treatments among other causes. The divergence between IYR's performance and the DJUSRE is called "tracking error." The divergence between IYR's performance and the DJUSRE is called "tracking error." The IYR, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the DJUSRE.

Industry Concentration Policy

The IYR will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the DJUSRE is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Description of the Dow Jones U.S. Real Estate Index

We have derived all information relating to the DJUSRE, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by SPDJI. The DJUSRE is calculated, maintained and published by SPDJI. SPDJI is under no obligation to continue to publish, and may discontinue publication of, the DJUSRE. The DJUSRE is reported by Bloomberg L.P. under the ticker symbol "DJUSRE."

DJUSRE Composition and Maintenance

The DJUSRE is designed to track the performance of real estate investment trusts ("**REITs**") and other companies that invest directly or indirectly in real estate through development, management, or ownership, including property agencies. REITs are passive investment vehicles that invest primarily in income producing real estate or real estate-related loans and interests.

The DJUSRE is one of the 19 supersector indices that make up the Dow Jones U.S. Index. The DJUSRE is a subset of the Dow Jones U.S. Index, which is designed to be a measure of the U.S. stock market, covering 95% of U.S. stocks by float-adjusted market capitalization, excluding the most thinly traded securities. The DJUSRE is weighted by float-adjusted market capitalization, rather than full market capitalization, to reflect the actual number of shares available to investors.

The index universe is defined as all stocks traded on the major U.S. stock exchanges, minus any non-common issues and illiquid stocks. Index component candidates are filtered through screens for share class and eligibility. For share class, index component candidates must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Fixed-dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares, shares in limited partnerships and business development companies are not eligible. Temporary issues arising from corporate actions, such as "when-issued shares," are considered on a case-by-case basis when necessary to maintain continuity in a company's index membership. REITs, listed property trusts and similar real-property-owning pass-through structures taxed as REITs by their domiciles are also eligible. In some cases, companies issue multiple share classes. All publicly listed multiple share class lines are eligible for index inclusion. A separate investable weight factor ("**IWF**"), which is an adjustment factor that accounts for publicly available shares of a company, is calculated for each class and the class is included, providing it meets eligibility criteria and foreign investors may hold shares in the class. For liquidity, each stock must meet two separate liquidity criteria to be considered eligible for inclusion:

- 12-Month Median Value Traded Ratio (MVTR). Stocks must have a MVTR of at least 20%. Current constituents remain eligible if they have a MVTR of at least 14%. This ratio is calculated by taking the median daily value traded amount for each of the 12 months preceding the rebalancing reference date, multiplying the amount by the number of days that the stock traded during that month, and then dividing by its end-of-month float-adjusted market capitalization. The sum of the 12 monthly values is the MVTR for that stock. If a stock has traded for less than 12 months, the average of the available monthly values is taken and multiplied by 12.

- 6-Month Median Daily Value Traded (MDVT). Stocks must have a MDVT over the six months prior to the rebalancing reference date of at least US$ 250,000. Current constituents remain eligible if they have a MDVT of at least US$ 175,000. If a stock has traded for less than six months, the MDVT amount for as long as the stock has been trading is used.

Stocks in the index universe are sorted by float-adjusted market capitalization. Stocks in the top 95% of the index universe by float-adjusted market capitalization are selected as constituents of the Dow Jones U.S. Index. Selection is subject to a 2% buffer for current and non-current stocks. Current constituents remain eligible up to the 97th percentile as ranked by float-adjusted market capitalization. Non- constituents are eligible up to the 93rd percentile as ranked by float-adjusted market capitalization.

Stocks selected as components of the Dow Jones U.S. Index are then categorized into Subsectors based on their primary source of revenue. The Subsectors are rolled up into Sectors, which in turn are rolled up into Supersectors and finally into Industries. Subsectors, Sectors, Supersectors and Industries are defined by a proprietary classification system used by SPDJI. The DJUSRE is a Supersector that is a subset of the Dow Jones U.S. Index.

The Dow Jones Real Estate Index is calculated by means of the divisor methodology. On any given day, the index value is the quotient of the total float-adjusted market capitalization of the Dow Jones Real Estate Index's constituents and its divisor. The key to index maintenance is the adjustment of the divisor. Index maintenance – reflecting changes in shares outstanding, corporate actions, addition or deletion of stocks to the index – should not change the level of the index. This is accomplished with an adjustment to the divisor. Any change to the stocks in the index that alters the total market value of the index while holding stock prices constant will require a divisor adjustment.

The DJUSRE is reconstituted annually in September. The process includes the review of all stocks in their respective markets to determine eligibility according to the existing criteria. The reference date for data used in the annual reconstitution is the last business day in July. In addition, the IWF for each stock is reviewed and updated as needed. Changes are implemented at the opening of trading on the Monday following the third Friday of September. Changes to shares and IWFs are implemented at the open of trading on the Monday following the third Friday of March, June and December.

Initial Public Offerings (IPOs). IPOs and new listings on eligible exchanges are added to the DJUSRE at the next quarterly update if the new listing meets all eligibility requirements. IPOs must have a trading history of at least three months as of the reference date. The reference date for IPO inclusions will be five weeks prior to the effective rebalancing date and additions are effective at the open of Monday following the third Friday of March, June, September and December.

Additions and Deletions. Generally no companies are added to the DJUSRE between annual reconstitutions except for IPOs and spinoffs as described above. Any exceptions to this rule will be announced in advance. Any stocks considered for addition at the quarterly rebalance must have a float market capitalization larger than the smallest stock included in the DJUSRE at the time of the previous reconstitution. Between rebalancings, a company can be deleted from the DJUSRE due to corporate events such as mergers, acquisitions, takeovers, delistings or bankruptcies. Whenever possible, changes in the DJUSRE's constituents are announced at least two business days prior to their implementation date. If an index constituent is suspended by its primary market, it may be removed from the DJUSRE at the discretion of the Global Equity Indices Index Committee (for purposes of this section, the "Index Committee"). Whenever practicable, SPDJI will use the best-available alternate pricing source to determine the value at which the company should be removed from the DJUSRE.

Corporate Actions

Corporate actions (such as stock splits, stock dividends, spin-offs and rights offerings) are applied after the close of trading on the day prior to the ex-date. Share changes resulting from exchange offers are applied on the ex-date. The spun-off company is added to the DJUSRE, at a zero price at the market close of the day before the ex-date (with no divisor adjustment). If a spun-off company is determined not to be eligible to remain in the DJUSRE, it will be removed after at least one day of regular way trading (with a divisor adjustment). Spinoffs are assigned the same size and style as the parent company at the time of the event. All spinoff sizes are evaluated at the next quarterly update.

Governance of the Dow Jones U.S. Real Estate Index

The Dow Jones Global Indices® are maintained by the index committee. All committee members are full-time professional members of SPDJI' staff. The Index Committee meets regularly. At each meeting, the Index Committee may review pending corporate actions that may affect index constituents, statistics comparing the composition of the DJUSRE to the market, companies that are being considered as candidates for addition to the DJUSRE, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

The SPDR® Gold Shares

We have derived all information contained in this document regarding the SPDR® Gold Shares, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, World Gold Trust Services, LLC ("WGTS"). Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information.

The SPDR® Gold Trust ("Gold Trust") issues SPDR® Gold Shares, which represent units of fractional undivided beneficial interest in and ownership of the SPDR® Gold Trust. WGTS is the sponsor of the Gold Trust, or the Sponsor. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of the Gold Trust, or the Trustee, HSBC Bank plc is the custodian of the Gold Trust, or the Custodian, and State Street Global Advisors Funds Distributors, LLC (formerly State Street Global Markets, LLC) is the marketing agent of the Gold Trust, or the Marketing Agent. The Gold Trust intends to issue additional Shares on a continuous basis through its Trustee. The Gold Trust is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and its sponsor is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator, or a commodity trading advisor. The Shares trade on NYSE Arca, Inc., or NYSE Arca, under the symbol "GLD."

Information provided to or filed with the SEC by WGTS under the Securities Act and the Investment Company Act can be located can be located by reference to SEC file numbers 333-217785 and 001-32356, respectively, through the SEC's website at http://www.sec.gov. We have not independently verified the accuracy or completeness of the information or reports prepared by WGTS. The selection of the Gold Trust is not a recommendation to buy or sell the shares of the Gold Trust. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Gold Trust. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The Shares may be purchased from the Gold Trust only in one or more blocks of 100,000 Shares (a block of 100,000 Shares is called a Basket). The Gold Trust issues Shares in Baskets to certain authorized participants, or the Authorized Participants, on an ongoing basis. Baskets are offered continuously at the net asset value, or the NAV, for 100,000 Shares on the day that an order to create a Basket is accepted by the Trustee.

The investment objective of the Gold Trust is to reflect the performance of the price of gold bullion, less the Gold Trust's expenses. The Gold Trust holds gold bars, and from time to time, issues baskets in exchange for deposits of gold and distributes gold in connection with the redemption of shares. The Shares of the Gold Trust are intended to offer investors an opportunity to participate in the gold market through an investment in securities. The ownership of the Shares of the Gold Trust is intended to overcome certain barriers to entry in the gold market, such as the logistics of buying, storing and insuring gold.

The Shares of the Gold Trust represent units of fractional undivided beneficial interest in and ownership of the Gold Trust, the primary asset of which is allocated (or secured) gold. The Gold Trust is not managed like a corporation or an active investment vehicle. The gold held by the Gold Trust will be sold only: (1) on an as-needed basis to pay the Gold Trust's expenses, (2) in the event the Gold Trust terminates and liquidates its assets or (3) as otherwise required by law or regulation.

Creation and Redemption

The SPDR® Gold Trust creates and redeems the Shares from time to time, but only in one or more baskets (a "basket" equals a block of 100,000 shares). The creation and redemption of baskets requires the delivery to the Gold Trust or the distribution by the Gold Trust of the amount of gold and any cash represented by the baskets being created or redeemed, the amount of which is based on the combined net asset value of the number of Shares included in the baskets being created or redeemed. The initial amount of gold required for deposit with the Gold Trust to create shares for the period from the formation of the Gold Trust to the first day of trading of the Shares on the NYSE was 10,000 ounces per basket. The number of ounces of gold required to create a basket or to be delivered upon the redemption of a basket gradually decreases over time, due to the accrual of the Gold Trust's expenses and the sale of the Gold Trust's gold to pay the Gold Trust's expenses. Baskets may be created or redeemed only by authorized participants, who pay a transaction fee for each order to create or redeem baskets and may sell the Shares included in the baskets they create to other investors.

Valuation of Gold; Computation of Net Asset Value ("NAV")

The Trustee determines the NAV of the Gold Trust on each day that NYSE Arca is open for regular trading at the earlier of (i) the afternoon session of the twice daily determination of the price of an ounce of gold through an auction by the London Bullion Market Association, or LBMA, administered by the ICE Benchmark Administration, or the IBA, which starts at 3:00 PM London, England time, or the LBMA Gold Price PM, or (ii) 12:00 PM New York time. The LBMA Gold Price PM is determined by participants in a physically settled, electronic and tradable auction. The LBMA Gold Price PM replaced the previously established London PM Gold Fix on March 20, 2015. The NAV of the Gold Trust is the aggregate value of the Gold Trust's assets less its estimated accrued but unpaid liabilities (which include accrued expenses). In determining the Gold Trust's NAV, the Trustee values the gold held by the Gold Trust based on the LBMA Gold Price PM for an ounce of gold. The Trustee also determines the NAV per Share.

The Custodian is HSBC Bank plc and is responsible for the safekeeping of the Gold Trust's gold bars transferred to it in connection with the creation of Baskets by Authorized Participants. The Custodian also facilitates the transfer of gold in and out of the Gold Trust through gold accounts it maintains for Authorized Participants and the Gold Trust. The Custodian is a market maker, clearer and approved weigher under the rules of the LBMA.

The iShares® TIPS Bond ETF

Description of the iShares® TIPS Bond ETF

We have derived all information contained in this document regarding the iShares® TIPS Bond ETF (the "TIP"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information.

The TIP is an exchange-traded fund that seeks to track the investment results, before fees and expenses, of an index composed of inflation-protected U.S. Treasury bonds, which is currently the Bloomberg Barclays U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L) (the "LBUTTRUU"). The iShares® TIPS ETF trades on the NYSE Arca, Inc. under the ticker symbol "TIP."

Information provided to or filed with the SEC by iShares® under the Securities Act and the Investment Company Act can be located can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. We have not independently verified the accuracy or completeness of the information or reports prepared by iShares®. The selection of the TIP is not a recommendation to buy or sell the shares of the TIP. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the TIP. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

TIPS are income-generating instruments the interest and principal payments of which are adjusted for inflation — a sustained increase in prices that erodes the purchasing power of money. The inflation adjustment, which is typically applied monthly to the principal of the bond, follows a designated inflation index, the consumer price index ("CPI"), and TIPS' principal payments are adjusted according to changes in the CPI.

A fixed coupon rate is applied to the inflation-adjusted principal so that as inflation rises, both the principal value and the interest payments increase. This can provide investors with a hedge against inflation, as it helps preserve the purchasing power of an investment. Due to this inflation adjustment feature, inflation-protected bonds typically have lower yields than conventional fixed-rate bonds.

Description of the Bloomberg Barclays U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L)

The LBUTTRUU includes all publicly issued U.S. Treasury inflation protected securities that have at least one year remaining to maturity, are rated investment grade and have $300 million or more of outstanding face value. In addition, the securities in the LBUTTRUU must be denominated in U.S. dollars and must be fixed-rate and non-convertible. The LBUTTRUU is market capitalization-weighted and the securities in the LBUTTRUU are updated on the last calendar day of each month.